21


05007442

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME NQL Drilling Tools Inc.

*CURRENT ADDRESS

PROCESSED

APR 26 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2052 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 4/26/05

# A NEW DAY
# A NEW BEGINNING

NQL
DRILLING TOOLS inc.

ANNUAL REPORT 2004

# NQL underwent dramatic changes throughout 2004 to emerg

A NEW DAY
A NEW BEGINNING

The Annual and Special Meeting of NQL Drilling Tools Inc. will be held at 2:00 p.m. on Thursday, May 12, 2005, in the Plaza Room of the Metropolitan Conference Centre, 333 – 4th Avenue, S.W., Calgary, Alberta. NQL shareholders are encouraged to attend and meet the directors and officers of the Company. Those unable to attend are asked to complete and return the instrument of proxy mailed with this report in order to be represented at the meeting.

TABLE OF CONTENTS



## CORPORATE PROFILE

NQL Drilling Tools Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL.A".

NQL Drilling Tools Inc., through its subsidiaries ("NQL" or "The Company") offers a number of downhole tools and services, including downhole drilling motors, EM-MWD guidance systems, drilling jars, shock tools as well as various other complementary products. The Company's downhole drilling motors, shock tools and drilling jars are marketed under the BlackMax™ trademark and are recognized industry leaders on a worldwide basis. NQL's EM-MWD guidance system is an advanced wireless guidance technology marketed under the Black Star trademark.

The Company also has approximately 100,000 square feet of world class manufacturing space in three locations. These facilities manufacture products for internal use and for third party customers and are capable of producing the vast majority of the mechanical components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku and Calgary, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Houston, Corpus Christi and Odessa, Texas; Bakersfield, California; Oklahoma City, Oklahoma; Casper, Wyoming; Vernal, Utah; Lafayette, Louisiana; Parkersburg, West Virginia; and Traverse City, Michigan. Internationally the Company operates in Venezuela, Holland, Argentina, Bolivia, and The United Arab Emirates and has a product representative in Singapore.

# Financial Summary

| FINANCIAL RESULTS (thousands of Canadian dollars, except share and per share data) | 2004 | 2003 |
|---|---|---|
| Revenue | $ 64,737 | $ 61,893 |
| EBITDA* | $ 5,696 | $ (3,190) |
| Loss from continuing operations | $ (5,971) | $ (41,909) |
| Per share | $ (0.14) | $ (1.32) |
| Net loss | $ (37,235) | $ (59,129) |
| Per share | $ (0.88) | $ (1.87) |
| Weighted average common shares outstanding | 42,491,604 | 31,681,108 |


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2003
2004
Revenue
(Thousands of Canadian Dollars)


$50,000
$40,000
$30,000
$20,000
$10,000
$0
2003
2004
Total Debt
(Thousands of Canadian Dollars)

| FINANCIAL POSITION (thousands of Canadian dollars, except share data) | 2004 | 2003 |
|---|---|---|
| Working capital | $ 31,501 | $ 26,374 |
| Total assets | $ 123,036 | $ 212,462 |
| Total debt | $ 6,391 | $ 45,616 |
| Shareholders' equity | $ 105,705 | $ 138,859 |
| Total common shares outstanding | 41,893,744 | 42,600,844 |

| FINANCIAL STATISTICS | 2004 | 2003 |
|---|---|---|
| Gross margin as a percentage of revenue (%) | 42 | 44 |
| EBITDA* as a percentage of revenue (%) | 9 | (5) |
| Working capital ratio | 2.97:1 | 1.59:1 |
| Debt to equity ratio | 0.06:1 | 0.33:1 |
| Book value per share | $ 2.52 | $ 3.26 |


Quarterly Revenue Breakdown
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
Q1 04
Q2 04
Q3 04
Q4 04
(Thousands of Canadian Dollars)


Quarterly (loss) income from continuing operations
$2,000
$1,000
$0
Q1 04
Q2 04
Q3 04
Q4 04
$(1,000)
$(2,000)
$(3,000)
$(4,000)
$(5,000)
(Thousands of Canadian Dollars)

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company calculates as gross margin less general and administrative expenses) is not a recognized measure under GAAP. Management believes that in addition to loss from continuing operations and net loss, EBITDA is a useful supplemental measure. The Company considers EBITDA to be a useful financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to loss from continuing operations or net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

## THE YEAR IN REVIEW

The NQL that entered 2004 is much different than the one that exited the year. NQL began 2004 with a significant debt load and three operating divisions but exited the year with a strong balance sheet and only its core downhole tools operation. During the year, major changes to the senior management team were implemented and efforts were made to streamline operations and reduce costs. Overall, these efforts were rewarded as NQL was able to convert 11 consecutive quarters of losses into moderate profitability in the fourth quarter. While the changes have been difficult for our customers, staff and shareholders, they were necessary and have left us with a stronger, financially secure and more disciplined organization. As the cover to the annual report suggests, NQL began 2005 experiencing a new day and a new beginning.

Early in 2004 the Board of Directors initiated a process to evaluate strategic options for NQL. During the course of that process the Company received indications of interest for each of its then existing three operating divisions: Bits, Fishing and Downhole Tools. With respect to the Bits division (the former Diamond Products product line), the offers of interested parties represented strong valuations relative to recent and expected financial results. These valuations, combined with management's pessimistic outlook, resulted in the decision to dispose of this division.

As related to the Company's Fishing division (the former CanFish product line), the Company also received strong valuations relative to historical and expected operating performance. Although management was pleased with the performance of the Fishing division, the people-intensive nature of the business presented a significant risk factor to NQL resulting in the decision to sell.

Finally, the Company did receive indications of interest for its Downhole Tools division however, the offers received were below the valuations of management. As a result, the Company made the decision to utilize the proceeds from the sale of the Fishing and Bits divisions to virtually eliminate NQL's debt and refocus the Company on its core Downhole Tools division.

After concluding the strategic process, the Board and executive management underwent a significant transformation. During the third and fourth quarters, the new team turned its attention to the task of restructuring NQL to build a foundation for future growth. The results of these efforts became apparent during the fourth quarter when NQL returned to profitability.

## OPERATIONS

During the last few months of 2004, management made significant improvements in all aspects of NQL's operations including:

- improved market penetration and customer service through an increase in our sales force
- engineering improvements in our downhole motors to increase run times and reduce repair costs
- improved utilization of our EM-MWD equipment. This product line in particular is showing significant improvement during the first part of 2005
- better asset utilization through the introduction of a global inventory management program
- overall cost reductions through a reduction in staff and the elimination of unnecessary spending

During the course of 2004, the Company undertook separate processes to sell its EM-MWD guidance system and its manufacturing facility in Bolivia. In both cases management was unable to attract offers for these assets that reflected their underlying value. After concluding the EM-MWD sales process, the Company undertook a restructuring of this product line with very positive results. Demand for our fleet of rental tools has been very strong and we have built a reasonable backlog of business for the sale of EM-MWD equipment. As related to our manufacturing facility in Bolivia, we have focused this operation on third party manufacturing work and have transferred all internal manufacturing to our facility in Canada to optimize asset utilization in both locations.

## STRATEGIC DIRECTION

NQL entered 2005 with a virtually debt free balance sheet which management intends to capitalize on to build and grow the Company for the longer-term. Early in 2005 management was able to turn its attention from restructuring the Company to pursuing strategic growth opportunities. Any expansion opportunities pursued by the Company are expected to be complementary to our current product line that is focused on the directional drilling business. NQL will also evaluate expansion into additional geographic operating areas however, any such expansion will be done with caution.



An NQL BlackMax™ drilling tool going down hole.

## OUTLOOK

Most industry experts agree that commodity prices for 2005 are expected to remain at very high levels resulting in strong drilling activity on a worldwide basis. As a result, NQL expects the demand for its products to remain strong worldwide. These demand levels, coupled with the work done to restructure the Company during 2004, are expected to produce significantly better financial results in 2005 when compared to 2004.

As a final note, I would like to personally express my thanks to our loyal staff that remained with the Company during a year of uncertainty and ongoing change. We have an excellent team at NQL and I am proud to have the opportunity to lead such a quality group of people. I believe that we have just begun to realize the potential of the Company and I look forward to working with our team to build and grow NQL in the years to come.

On behalf of the Board and Staff of NQL:

Kevin L. Nugent
President and Chief Executive Officer
March 24, 2005

NQL
DRILLING TOOLS inc.

# Operations Review

## OVERVIEW OF THE BUSINESS

NQL designs, manufactures, rents, leases, sells and services a variety of downhole tools utilized in drilling applications. The Company services the worldwide oil and gas, utility and mining industries however, the oil and gas industry represents by far the largest portion of the Company's revenue.

NQL's two primary products are downhole mud motors and EM-MWD systems which are used extensively in directional drilling applications. Directional drilling involves the drilling of a well bore either directionally (deviation from vertical) or horizontally. Directional drilling applications have continued to grow in application over time due to the many advantages associated with this technique including: a) improved reservoir production; b) reduced costs; and c) more favorable environmental impact as several wells can be drilled from the same surface infrastructure. It is estimated that approximately one third of all oil and gas wells in North America are drilled using directional drilling applications.

Although directional drilling applications represent the major demand source for the Company's products, downhole mud motors are being increasingly used in performance drilling applications. Performance drilling applications involve the use of a downhole mud motor with a fit for purpose bit to increase the rate of penetration during drilling when compared to conventional drilling. In performance drilling the bit is turned at the bottom of the hole with a mud motor while conventional drilling involves turning the entire drill string (at times several miles long) from surface. The Company expects performance drilling applications to increase, representing incremental demand for the Company's products.


NQL's BlackMax™ motor


Directional
Horizontal


95 hrs.
160 hrs.
220 hrs.
2600 m TVD
Performance Drilling

| Rotary Table or Top Drive Drilling | 6 3/4" 7/8 Lobe Downhole Motor | Performance 6 3/4" 6/7 Lobe Downhole Motor |
|---|---|---|

the BlackMax™ downhole motor
is a recognized industry leader
on a worldwide basis

## PRODUCTS OVERVIEW



### DOWNHOLE DRILLING MOTORS

NQL is the proprietary owner of the BlackMax™ downhole motor which is a recognized industry leader on a worldwide basis. Downhole mud motors (or positive displacement motors) are located at the bottom of the drill string and capture the hydraulic energy of the drilling fluids pumped from surface. As conventional drilling requires the turning of the entire drill string from surface, a downhole mud motor is required in directional drilling applications.

Revenue from NQL's downhole mud motors was $45.5 million in 2004 and $41.1 million in 2003. In the year 2004, motor revenue was broken down between 54 percent for rentals, 11 percent for sales, and 35 percent for parts and service. Going into 2005, NQL expects demand for this product line to remain strong, particularly in Canada and the US Rocky Mountain region.





△
The BlackMax™ motor, 3D cut-away view showing internal components and our actual motor.

△
The BlackMax™ motor, NQL's signature product, hydraulically turns the drill bit from the end of the drill string as opposed to conventional drilling systems which turn the drill bit by rotating the entire drill string from the rig floor. NQL provides the largest selection of downhole motors in the industry.



# Operations Review

EM data can be transmitted during connections resulting in a considerable saving in rig time

## PRODUCTS OVERVIEW (continued)

EM-MWD

EM-MWD, or electromagnetic measurement while drilling, is a product-line offered by NQL under the Black Star trademark. Measurement while drilling applications involve the sending of measurements from instruments located at the bottom of the hole back to surface to allow the driller to understand such things as the location and orientation of the drill bit. Traditional MWD systems transmit information to surface by sending pressure pulses back to surface through the drilling fluids. Electromagnetic (EM) systems send information to surface through the earth's crust utilizing low frequency electromagnetic waves. EM systems are required in underbalanced drilling applications where drilling mud is not present, lost circulation situations, and multiphase drilling applications. Since the EM transmission is continuous, survey data can be transmitted during connections resulting in considerable savings in rig time.

The Company has been very pleased with the performance of the EM tool since the restructuring of this product line in late 2004. NQL expects revenue from this product line to improve markedly in 2005 over the $4.6 million posted in 2004 with an anticipated 50/50 split in revenue between sales and rental/leasing. Most of NQL's EM revenue comes from North America with the majority originating in the United States.



The Shock Tool is designed to cushion heavy axial loading and bit vibrations encountered in rough drilling operations and are an excellent way to maximize cost efficiency.



The Drilling Jar is used to free equipment lodged in the wellbore. NQL designs and manufactures mechanical, mechanical/ hydraulic and hydraulic jars, offering its customers a wide variety, depending on their requirements and preferences.



Our Shock Tool

## SHOCKS AND JARS

The Company offers a full line of shock tools and drilling jars that comprised $3.9 million of revenue in 2004 ($3.0 million in 2003). Shock tools are positioned strategically in the drilling string to act as shock absorbers dampening vibrations created while drilling. Drilling jars are also strategically positioned in the drill string and are utilized when the drill string becomes stuck in the hole. When fired, the jarring impact of the tool helps loosen the drill string to allow the driller to either remove the pipe or continue with the drilling of the hole. NQL anticipates revenue from these products to improve in 2005 as a result of a geographic redistribution of these assets to more strategic locations, engineering improvements, and plans to introduce additional products.

## OTHER

NQL offers a wide variety of additional tools including stabilizers, anti-torque swivels, utility rig swivels and rotor catchers that comprised a minor portion of NQL's revenue in 2004. The largest portion of other revenue was derived in Venezuela where the company operates a tubular pick-up and laydown business as well as a power tong business.

## MANUFACTURING

NQL operates three manufacturing facilities worldwide producing high quality machined components for internal use and third party customers. The Company's facility in Nisku, Alberta comprises approximately 60,000 square feet of space and contains over 20 machines capable of producing approximately 90 percent of the components utilized in NQL's downhole tools. The Company's facility in Houston, Texas utilizes approximately 15,000 square feet of space to assemble and test NQL's EM-MWD tools. Approximately 50 percent of the components for the EM-MWD tool are manufactured at the Company's facility in Nisku while the remaining 50 percent are sourced from third parties. The Company's facility in Bolivia comprises approximately 10,000 square feet of capacity that is focused solely on producing products for third parties, primarily in South America. Third party manufacturing operations accounted for four percent of 2004 revenue.

Cutting a tool using a CNC machine





# Operations Review

## LOCATION OVERVIEW

NQL has a diversified geographic presence operating from 20 offices in seven countries. The Company's head office is located in Nisku (Edmonton), Alberta, Canada where NQL maintains a full service facility, offering the company's suite of core products, including downhole mud motors, EM-MWD guidance tools, drilling jars and shock tools. The Company's primary manufacturing and machining facility is also located in Nisku and produces parts used in NQL's downhole tools as well as products for third party customers. The Company also has a full service facility in Estevan, Saskatchewan and a sales office in Calgary, Alberta.

In the United States, NQL offers its entire product line from full service facilities in Stafford (Houston) and Odessa, Texas; Casper, Wyoming; Oklahoma City, Oklahoma and Bakersfield, California. As well, NQL operates sales & stocking facilities in Corpus Christi, Texas; Parkersburg, West Virginia; Lafayette, Louisiana; Traverse City, Michigan and Vernal, Utah. The Company also operates a manufacturing and servicing facility in Stafford, Texas where its EM-MWD tools are manufactured and maintained.



## a diversified geographic presence operating from 20 offices in seven countries encompassing most of the world's major oil producing areas

Internationally, the Company operates facilities in five countries outside of North America, encompassing most of the world's major oil producing areas. In Venezuela, where the Company has two full service facilities and one sales and stocking office, NQL operates a casing service business, including tubular pick-up and lay-down machines and power tongs, in addition to its primary downhole tool products. In Argentina, Holland and the United Arab Emirates, the Company operates full service facilities supporting its downhole motors, jars and shock tool product lines. NQL also operates a manufacturing and machining facility located in Bolivia, where it produces oilfield products for third party customers in South America.

CANADA
Nisku, AB (Head Office)
Calgary, AB
Estevan, SK

USA
Bakersfield, CA
Casper, WY
Corpus Christi, TX
Interlochen (Traverse City), MI
Lafayette, LA
Odessa, TX
Oklahoma City, OK
Parkersburg, WV
Stafford (Houston), TX
Vernal, UT

SOUTH AMERICA
Anaco, Venezuela
Barinas, Venezuela
Cuidad Ojeda, Venezuela
Neuquen, Argentina
Santa Cruz, Bolivia

EUROPE
Akersloot, Netherlands

MIDDLE EAST
Dubai, UAE



## uniquely positioned to capitalize on robust industry activities



ONG
HERE


### COMPETITIVE ADVANTAGES

NQL believes that it is uniquely positioned to capitalize on the robust industry activities that exist in the worldwide oil and gas market. In particular, the Company believes that it has the following competitive advantages to offer its customers:

- high quality products recognized around the world
- a global presence that allows us to service our customers wherever they may be
- a decentralized organizational structure that allows us to be nimble and responsive to our customers' needs
- high quality internal engineering function that allows us to facilitate continuous product improvement and quickly address specific customer issues
- internal manufacturing allows us to facilitate product development, control costs and meet demand when the industry is busy and manufacturing capacity is tight

A NEW DAY
A NEW BEGINNING

NQL DRILLING TOOLS Inc.

NQL

DRILLING TOOLS inc.



# Financial Information



*The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 and is based on information available to March 21, 2005. Additional information including NQL's Annual Information Form is available on SEDAR at www.sedar.com.*

## FORWARD-LOOKING INFORMATION

*Statements in this Annual Report (including the Management's Discussion and Analysis) relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings.*

## DESCRIPTION OF BUSINESS

NQL Drilling Tools Inc., through its subsidiaries, provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

As a result of the decision to dispose of the Company's Bits and Fishing Divisions, resulting in discontinued operations treatment of these segments, the Company now operates in one reportable segment, the Tools Division.

The Tools Division operates in Canada, the United States and several international locations. This division designs, manufactures, services, rents and sells downhole drilling motors, EM-MWD wireless guidance systems, drilling jars, shock subs and a number of other downhole products.

## OVERVIEW

Fiscal 2004 was a year of change for NQL, which included the disposal of two of its three operating divisions that resulted in a significant reduction in debt levels. In addition, major changes to the senior management team and the Board of Directors were implemented and efforts were made to streamline operations and reduce costs.

The major developments occurring in 2004 include the following:

- Early in 2004, the Company was able to refinance its debt and replace its former lenders with a new $55 million debt facility. Throughout 2004, the Company reduced this debt significantly, primarily through the proceeds received on the sale of the Fishing and Bits divisions. As a result, the Company exited 2004 with total debt, including operating lines (net of cash), of $4.1 million.

- Early in 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result of this process, the Company completed sales of its Fishing and Bits Divisions for net proceeds of $22.9 million and $20.5, respectively. As mentioned previously, the proceeds from these two transactions were used to repay debt.

- Other dispositions occurring during 2004 included:
    - The sale of all of the operating assets and liabilities of Ackerman International Corp., which closed in February 2004, for total proceeds of US$1.4 million
    - The sale of the Company's 20% interest in RTI, LLC and related inventory, which closed in April 2004, for total proceeds of US$0.6 million. RTI was an entity that owned and operated a proprietary casing exiting technology.
    - The discontinuance of the Company's casing services business in Mexico and the sale of related assets, which closed in September 2004 for proceeds of $1.0 million.
    - The sale of a test rig in November 2004 for net proceeds of $1.1 million.

- Upon completion of the strategic process in August 2004, several of the Company's directors stepped down to facilitate a reconstitution of a smaller Board of Directors suitable to the Company's current circumstances. This included R.T. (Tim) Swinton, Bruce Libin, Glen Roane and Derek Martin. Those joining the Board of Directors in 2004 included Dean Prodan and William Myers. Early in 2005, Pat Shouldice joined the Company's Board of Directors and was appointed Chairman shortly thereafter.

- In August of 2004, Dean Livingstone, former President, Chief Executive Officer and a director of the Company, left NQL to pursue other interests. As a result, Kevin Nugent, former Chief Financial Officer, was appointed President, Chief Executive Officer and a director of the Company.

- A decision was made in the fourth quarter of 2004, to terminate the sales process related to the Company's EM-MWD wireless guidance assets and related technology. This sales process was started late in 2003 independent of the Company's overall strategic process. This product line has now been restructured and is expected to have a meaningful impact on the future operating results of the Company.

- The sales process related to the sale of the Company's Bolivian operations was also terminated in the fourth quarter of 2004. This sales process was started late in 2003 independent of the Company's overall strategic process. Higher utilization of the Bolivian assets is expected as the operation is now focused on third party business as opposed to the production of components used in NQL's downhole tools.

- During 2004, the Company consolidated a number of its service locations in the United States which will result in greater efficiency for the Company. As well, the Company expanded its sales efforts in Canada and the United States to ensure better market penetration and a higher level of attention and service to its customers.

- The Company established a centralized global asset management team dedicated to reducing inventory levels, improving customer service and increasing asset utilization.

- During 2004, the Company settled material litigation in which it was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.

- In October 2004, the Company initiated a normal course issuer bid under which it acquired 722,100 shares at an average price of $1.20 per share.

## OVERALL PERFORMANCE/RESULTS OF OPERATIONS

During the third quarter of 2004, the Company disposed of its Fishing and Bits Divisions. As a result, these previously reportable operating segments have been accounted for on a discontinued basis and their current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable segment (Tools Division).

*Revenues*

For the year ended December 31, 2004, NQL recorded revenue of $64.7 million. This represents an increase of $2.8 million (5%) over the $61.9 million recorded in 2003.

The increase in revenue resulted primarily from strong results in the Company's U.S. and international operations. The U.S. operations benefited from increased activity levels in the Rocky Mountain region, while international operations experienced significant increases in Venezuela and Holland.

Geographically, revenue was broken down between $15.5 million (2003 - $16.3 million) in Canada, $30.6 million (2003 - $28.2 million) in the United States and $18.6 million (2003 - $17.4 million) from various international locations, the largest of which were Venezuela at $6.3 million (2003 - $4.4 million) and Holland at $4.7 million (2003 - $2.8 million). International revenue for 2003 included a large sale of motors into Vietnam ($2.8 million) that was not replicated in 2004.

## OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

*Expenses and Margins*

Direct expenses for 2004 were $37.7 million compared to $34.7 million in 2003. This increase primarily relates to the higher revenue achieved during the year. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This change is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model and was the primary reason for the reduction in gross margins to approximately 42% in 2004 compared to 44% in 2003.

*General and Administrative*

General and administrative expenses for the year decreased $9.1 million (30 percent) when compared to 2003 due in part to the efforts of management to reduce NQL's cost structure. Included in general and administrative expenses for the current year were $3.7 million of severance, restructuring and related charges compared to $7.1 million of similar type charges in 2003. In addition, as mentioned above, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs, resulting in a reduction in general and administrative expenses compared to the prior year.

*Amortization*

Amortization expense declined by $5.3 million (39 percent) to $8.6 million in 2004 from $13.9 million in the prior year. The decline was caused by requirements under Canadian GAAP to cease amortizing assets once they are classified as held for sale. During the fourth quarter of 2003, the Board of Directors made the determination to dispose of several business units (including operations in Bolivia) and certain capital assets (including the EM-MWD product line) in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The decline on a year-to-date basis also relates to a $2.2 million charge included in amortization expense for 2003 relating to an impairment of deferred charges not replicated in 2004.

As the Company determined not to sell the EM-MWD product line effective October 1, 2004, amortization on those assets was restarted as of that date. In addition, as the Company determined not to sell its operations in Bolivia effective December 1, 2004, amortization on those assets was restarted as of that date. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which will have the effect of increasing annual amortization on these assets. All of these factors combined are expected to result in higher amortization expenses in 2005 than in 2004.

*Interest*

Interest expense for the year decreased significantly when compared to 2003 ($2.6 million compared to $9.0 million). The reduction is primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003 and the proceeds from the sales of the Fishing and Bits divisions in the third quarter of 2004. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time.

*Stock based compensation*

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. For the year ended December 31, 2004, the Company recorded compensation expense relating to stock options totaling $0.8 million. As the Company has retroactively applied this standard, without restatement of prior periods, there is no corresponding expense for the year ended December 31, 2003.

*Other Expenses*

During 2004, NQL recorded $2.9 million in other expenses compared to $5.2 million in 2003. The current year expenses include a $2.9 million write-down of the Company's EM-MWD wireless guidance assets and related technology (EM). These assets were actively marketed for sale throughout most of 2004 and various indications of value arising from the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2.9 million. Accordingly, an impairment charge was recorded.

Other expenses of $5.2 million recorded in 2003, relate primarily to a $2.9 million write-down of the Company's Bolivian assets in conjunction with an anticipated sale, a $1.1 million write-down of a drilling rig used for testing purposes and a $0.8 million write-off of advances to a third party foreign entity. Details regarding other expenses can be found in Note 18 to the 2004 consolidated financial statements.

*Goodwill Impairment*

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test at June 30, 2004, the Company determined that there was no impairment in the recorded value of goodwill.

In 2003, in conjunction with the Company's annual impairment test, it was determined that a non-cash charge of $36.2 million of goodwill, relating to certain of its businesses, was required. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million). The goodwill impairment related to Ackerman International Corp. and Diamond Products International, Inc. is included in the discontinued operations line on the consolidated statement of operations, as these businesses were disposed during the year. Therefore, the goodwill impairment from continuing operations was $19.5 million (includes $0.2 million related to goodwill written off associated with operations in Bolivia).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower than anticipated customer product acceptance.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

*Discontinued Operations*

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain assets and operations of the Company were marketed for sale and sold during year. The details of these are as follows:

- Ackerman International Corp. - On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total proceeds of US$1.4 million. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale at December 31, 2003. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2.5 million. As such, there was no gain or loss recorded on the sale in 2004.

- Fishing Division - On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22.9 million (net of transaction costs of $1.5 million), of which US$1.0 million was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4.5 million. Included in this loss is $2.8 million representing the tax expense on the sale of goodwill, which in accordance with purchase accounting rules under GAAP, was not previously tax affected.


APR 1 8 2005
202
SECTION

## OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

- Bits Division (Diamond Products International, Inc.) - On August 27, 2004, the Company sold its Bits Division, through the sale of the outstanding shares of Diamond Products International, Inc. (DPI), for proceeds of $20.5 million (net of transaction costs of $1.2 million), of which US$3.0 million was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and the satisfaction of general indemnification provisions. At December 31, 2004, the Company had received US$1.5 million of the escrowed funds with the remaining balance included in accounts receivable. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25.7 million. Included in this loss is $8.9 million, representing the realization of the cumulative translation adjustment balance on the disposition.

- Mexican Operations - On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $1.0 million. For the year ended December 31, 2004, the Company recorded a gain on sale of $0.7 million. Included in this gain is $0.2 million, representing the realization of the cumulative translation adjustment balance on the disposition.

- RTI - In April 2004, the Company sold its 20% investment in RTI, LLC. and related RTI assets for total proceeds of US$0.6 million. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale at December 31, 2003.

- Test Rig - In November 2004, the Company sold its test rig for net proceeds of $1.1 million. At June 30, 2004, the test rig had been written down to $0.7 million, management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig was presented as a long-term asset held for sale at December 31, 2003.

- EM-MWD – In December 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM-MWD wireless guidance assets and related technology. Throughout 2004, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to the EM product line was terminated and management turned its attention to developing it for the long-term as an integral part of the Company. At June 30, 2004, these assets were written down to their estimated fair value, net of disposition costs. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in October of 2004.

- Bolivian operations - In December 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to locate a buyer, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America and had continued dialogue with several parties up until the end of November 2004. However, at this time, none of these parties have decided to proceed with a transaction. As a result, the Company has terminated the sales process with its advisor in South America. At December 31, 2003, the assets of this operation were written down to their estimated fair value, net of disposition costs. For reporting purposes, these assets are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the December 31, 2003 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in December of 2004. Current and prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations.

The loss from discontinued operations for the year was $31.3 million (2003 - $17.2 million). Included in the 2004 loss from discontinued operations are $17.9 million in after-tax losses related to writing down the assets to expected net realizable value (Bits Division - $16.7 million; Bolivia - $1.2 million), $11.6 million related to the net loss on dispositions (Bits Division – loss of $9.0 million; Fishing Division – loss of $3.3 million; Mexico – gain of $0.7 million) and $1.8 million related to the loss from operations, net of income taxes, for the Fishing Division, Bits Division and Mexican operations. Further details regarding discontinued operations can be found in Note 4 to the 2004 consolidated financial statements.

## NET LOSS AND LOSS PER SHARE

Overall, the net loss for 2004 was $37.2 million ($0.88/share) compared to $59.1 million ($1.87/share) in 2003. The loss from continuing operations was $6.0 million ($0.14/share) for 2004 compared to the 2003 loss from continuing operations of $41.9 million ($1.32/share). Some specific factors that contributed to the Company's loss from continuing operations during the year include $2.9 million in other expenses (2003 - $5.2 million), $0.8 million related to stock based compensation (2003 – nil) and $3.7 million related to severance, restructuring and related charges (2003 - $9.3 million).

## SELECTED ANNUAL INFORMATION

The following table sets forth certain financial information for the Company for 2002 to 2004:

| *(In thousands of Canadian dollars, except per share and share data)*[1] | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|---|
| REVENUE | $ 64,737 | $ 61,893 | $ 62,539 |
| LOSS FROM CONTINUING OPERATIONS | $ (5,971) | $ (41,909) | $ (6,664) |
| - PER COMMON SHARE - BASIC | $ (0.14) | $ (1.32) | $ (0.28) |
| - PER COMMON SHARE - DILUTED | $ (0.14) | $ (1.32) | $ (0.28) |
| NET LOSS | $ (37,235) | $ (59,129) | $ (5,877) |
| - PER COMMON SHARE - BASIC | $ (0.88) | $ (1.87) | $ (0.24) |
| - PER COMMON SHARE - DILUTED | $ (0.88) | $ (1.87) | $ (0.24) |
| TOTAL ASSETS | $ 123,036 | $ 212,462 | $ 305,578 |
| TOTAL LONG TERM FINANCIAL LIABILITIES | $570 | $ 23,908 | $ 2,114 |
| DIVIDENDS DECLARED | - | - | - |
| AVERAGE SHARES OUTSTANDING – BASIC | 42,491,604 | 31,681,108 | 23,990,324 |
| AVERAGE SHARES OUTSTANDING – DILUTED | 42,491,604 | 31,762,624 | 24,248,325 |
| SHARES OUTSTANDING AT YEAR-END | 41,893,744 | 42,600,844 | 27,530,603 |

(1) This financial data has been prepared in accordance with GAAP.

As disclosed in Note 4 to the consolidated financial statements and discussed in this MD&A, Ackeman International Corp., the Fishing Division, the Bits Division and the Company's Mexican operations have been accounted for as discontinued operations in 2004. Prior years' information has been restated accordingly.

As discussed in the goodwill impairment section above, included in the loss from continuing operations for the year ended December 31, 2003 is a goodwill impairment charge of $19.5 million.

The reduction in long term financial liabilities during the year resulted primarily from the proceeds received on the sale of the Fishing and Bits divisions.

The increase in shares outstanding from 2002 to 2003 relates primarily to the two equity issues completed during 2003, which resulted in the issuance of approximately 15.0 million shares. See note 13 to the consolidated financial statements for further details.

## SUMMARY OF QUARTERLY RESULTS

| *(In thousands of Canadian $, except per share figures)*[1] | 4th Q 2004 | 3rd Q 2004 | 2nd Q 2004 | 1st Q 2004 |
|---|---|---|---|---|
| REVENUE | $ 17,614 | $ 14,853 | $ 16,216 | $ 16,054 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | $ 989 | $ (1,498) | $ (4,207) | $ (1,255) |
| - PER SHARE – BASIC | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) |
| - PER SHARE – DILUTED | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) |
| NET INCOME (LOSS) | $ 791 | $ (15,131) | $ (21,949) | $ (946) |
| - PER SHARE – BASIC | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) |
| - PER SHARE – DILUTED | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) |

| *(In thousands of Canadian $, except per share figures)*[1] | 4th Q 2003 | 3rd Q 2003 | 2nd Q 2003 | 1st Q 2003 |
|---|---|---|---|---|
| REVENUE | $ 14,293 | $ 20,634 | $ 10,923 | $ 16,043 |
| LOSS FROM CONTINUING OPERATIONS | $ (9,694) | $ (5,018) | $ (24,983) | $ (2,214) |
| - PER SHARE – BASIC | $ (0.23) | $ (0.17) | $ (0.91) | $ (0.08) |
| - PER SHARE – DILUTED | $ (0.23) | $ (0.17) | $ (0.91) | $ (0.08) |
| NET LOSS | $ (11,411) | $ (4,375) | $ (42,112) | $ (1,231) |
| - PER SHARE – BASIC | $ (0.27) | $ (0.15) | $ (1.53) | $ (0.04) |
| - PER SHARE – DILUTED | $ (0.27) | $ (0.15) | $ (1.53) | $ (0.04) |

(1) This financial data has been prepared in accordance with GAAP.

## FOURTH QUARTER - 2004

*Revenue*

Revenue improved in the fourth quarter of 2004 to $17.6 million compared to $14.3 million in 2003 due to strong activity levels in Canada and the Rocky Mountain region of the US. Geographically, revenue for the fourth quarter of 2004 was broken down between $5.0 million (2003 - $3.3 million) in Canada, $7.7 million (2003 - $6.4 million) in the United States and $4.9 million (2003 - $4.6 million) from various international locations, the largest of which were Venezuela at $2.0 million (2003 - $2.0 million) and Holland at $0.9 million (2003 - $0.6 million).

*Expenses and Margins*

Direct expenses for 2004 were $9.9 million compared to $10.2 million in 2003 and gross margin as a percentage of revenue improved to 44% for the fourth quarter of 2004 compared to 28% in 2003. Included in direct expenses for the fourth quarter of 2004 were approximately $0.1 million of severance, restructuring and related charges compared to $0.9 million of such charges in the fourth quarter of 2003. In addition, the improvement in margin for the current year can primarily be attributed to the cost cutting initiatives and restructuring efforts that occurred during 2004.

*G&A*

General and administrative costs for the fourth quarter of 2004 were $3.8 million as compared to $8.4 million in the same period of 2003. Included in direct expenses for the fourth quarter of 2004 were approximately $0.2 million of severance, restructuring and related charges compared to $2.0 million of such charges in the fourth quarter of 2003. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs, resulting in a reduction in general and administrative expenses compared to the prior year. The current year decline also relates to the cost cutting initiatives and restructuring efforts that occurred during 2004.

*Interest*

Interest expense during the quarter was $0.2 million, a significant decline from the $1.4 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting primarily from the proceeds on the sale of the Fishing and Bits Divisions.

*Other Income/Expenses*

Other income of $0.5 million shown in the fourth quarter of 2004 relates primarily to a gain on the sale of a test rig. This test rig, which had been previously written down to a carrying value of $0.7 million, was sold during the fourth quarter for net proceeds of $1.1 million.

Other expenses of $3.9 million incurred during the fourth quarter of 2003 included $2.9 million related to a write-down of the Company's Bolivian assets in conjunction with an anticipated sale and $1.1 million related to a write-down of the test rig.

*Net Income/ Loss and Net Income/Loss per share*

Overall, the Company recorded net income of $0.8 million ($0.02/share) during the fourth quarter of 2004 compared to a net loss of $11.4 million ($0.27/share) in 2003. Income from continuing operations for the quarter was $1.0 million ($0.02/share) compared to a loss from continuing operations of $9.7 million ($0.23/share) in 2003. The loss from continuing operations in the prior year included $2.9 million in severance, restructuring and related charges. As well, the Company incurred other expenses of $3.9 million in 2003 compared to other income of $0.5 million in 2004. In addition, the loss from continuing operations in the fourth quarter of 2003 was impacted, in part, by a low tax recovery rate on pre-tax losses as a result of year-end adjustments and certain interest and penalty charges in Canada and the United States.

## THIRD QUARTER – 2004

The third quarter of 2004 marked a conclusion to the strategic process that began in March of this year. The sales of both the Fishing and Bits Divisions were completed during the quarter leaving the Company with its core business, the Tools Division.

Revenue during the third quarter of 2004 decreased 28% to $14.9 million from $20.6 million in the prior year. In Canada, revenue declined 38% from the prior year, due primarily to the wet weather experienced in Alberta during the quarter which significantly hampered drilling activity. In the US, revenue declined 27% compared to 2003 as a result of a large sale of EM systems ($2.8 million) included in the prior year's figures. With this sale removed from the prior year, revenue in the US remained relatively flat for the quarter. International revenue declined 24% compared to the prior year, primarily as a result of a large sale of motors into Vietnam ($2.8 million) occurring in 2003. Without this large sale in 2003, international revenue increased on a year-over-year basis.

Third quarter 2004 operating results were negatively impacted by $3.4 of restructuring costs, the majority of which related to severance costs. This compares to $4.5 million of similar type costs incurred in the third quarter of 2003.

## SECOND QUARTER – 2004

Second quarter results for the Company reflected improvements in revenue levels and cost structure, however, the ongoing restructuring of the Company continued to have a significant negative impact on bottom line financial results.

The Company experienced increased revenue levels in all of its geographic areas, which can be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing.

As a result of the restructuring efforts during the year, operating margins for the second quarter from continuing operations saw improvement on year-over-year basis.

The Company incurred other expenses in the second quarter of 2004 of $4.2 million related to write-downs of assets held for sale to fair value. In addition, included in discontinued operations for second quarter were $17.9 million of charges related to writing down the carrying value of the assets of the Fishing and Bits Divisions to the estimated net proceeds on sale.

## FIRST QUARTER - 2004

Revenue in the first quarter of 2004 was up year-over-year after ignoring the impact of a large motor sale in Canada occurring in the first quarter of 2003. Operating margins improved compared to the prior year, primarily resulting from reductions in both general and administrative expenses and amortization expense. The reduction in general and administrative expenses resulted from cost cutting initiatives implemented in early 2004, whereas the reduction in amortization expense relates the requirement under Canadian GAAP to stop depreciating assets once they are classified as being held for sale.

As a result of the significant year-over-year reduction in the Company's debt levels, interest expense ($0.8 million) for the first quarter of 2004 declined from the prior year ($1.9 million).

Effective January 1, 2004, changes to the accounting rules with respect to stock based compensation resulted in an expense for the quarter of $0.6 million. The rules require that the fair value of common share purchase options to be recorded in the income statement over the vesting period of the options. As the Company retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the quarter ended March 31, 2003.

## FOURTH QUARTER - 2003

Operating activity in the fourth quarter of 2003 was down slightly from the prior year resulting in revenue of $14.3 million compared to $15.0 in 2002. Geographically, revenue during the fourth quarter of 2003 was broken down between $3.5 million (2002 - $3.8 million) in Canada, $6.1 million in the United States (2002 - $6.6 million) and $4.7 million (2002 - $4.6) from various international locations, the largest of which was Venezuela at $2.0 million (2002 - $1.7 million).

Earnings and operating margins were impacted in the quarter primarily due to severance, restructuring and related charges of approximately $3.0 million. In addition, during the fourth quarter of 2003, the Company incurred a $1.1 million charge related to the write-down of a drilling rig used for testing purposes. The Company disposed of this asset in the fourth quarter of 2004.

## THIRD QUARTER - 2003

Operating activity during the third quarter reflected a relatively flat rental market, offset by strong equipment sales, resulting in higher revenue than the prior year.

Overall, revenue increased 55 percent year over year due in part to a significant downhole motor sale into Vietnam and the sale of EM-MWD guidance systems to a customer in the United States.

During the third quarter of 2003, a comprehensive internal review of NQL's financial records was conducted to ensure these records reflected the changing circumstances of NQL and the industry in which operates. As a result, earnings for the quarter were negatively impacted by $8.0 million of pre-tax charges resulting from this review.

## SECOND QUARTER - 2003

The second quarter reflected the traditional slowdown in activity in the Company's Canadian based operations due to spring breakup, which has the effect of reducing revenues to their lowest levels of the year. The Company's operations continued to struggle in the US, where activity levels were slower to rebound than anticipated, and internationally, primarily related to the continued political unrest in Venezuela.

Earnings and operating margins were impacted in the quarter due to increased professional fees, interest costs and bank fees (approximately $2.4 million in total) associated the Company's financial difficulties. As well, the Company incurred costs during Q2 associated with the impairment of goodwill and other intangibles totaling $38.2 million.

## FIRST QUARTER - 2003

The first quarter of 2003 reflected stronger activity levels in Canada compared to 2002 as a result of an increase in drilling activity of over 20%. As a result, the Company experienced increases in revenue over 2002. US operations showed a small increase in revenue over the prior year, while international revenue was off considerably as a result of Venezuela's political climate.

Although, gross margins improved over the prior year resulting from increased activity in North America, overall profitability suffered primarily as a result of higher interest costs associated with increased debt levels.

## LIQUIDITY AND CAPITAL RESOURCES

*Refinancing Activities*

In January 2004, the Company completed a debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15.0 million term loan ("Canadian Term Loan") and a $20.0 million (maximum limit) operating loan and HSBC Bank USA provided a US$7.5 million refinancing loan ("U.S. Refinancing Loan") and a U.S. $7.5 million term loan ("U.S. Term Loan"). The proceeds from this loan facility were used to fully repay all outstanding debt (including operating lines) to the Company's former lenders and to repay the balance of a liquidity note. In February 2004, the Company repaid US$1.0 million of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid US $0.3 million of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan and repaid $6.5 million of the Canadian Term Loan from the proceeds of the sales of its Fishing and Bits divisions. At December 31, 2004, the amount outstanding on the Canadian Term Loan was $4.8 million.

*Liquidity*

NQL's cash flow from continuing operations, before net changes in operating working capital items, was $2.8 million in 2004 compared to the 2003 cash outflow from continuing operations of $9.4 million.

Net cash used in financing activities was $39.8 million in 2004 compared to virtually nil in 2003. During 2004, the Company received cash from the proceeds of new long term debt of $35.5 million. These funds, in combination with the proceeds received from dispositions during the year, were used to repay long-term debt and operating lines by $74.5 million and to repurchase capital stock of $0.9 million.

In 2004, the net cash provided by investing activities was $41.6 million. This relates to the proceeds received from dispositions during the year, primarily the Fishing and Bits division sales. As described above, these funds were used to reduce long-term debt and operating lines. In addition, the Company incurred capital expenditures during the year of $4.1 million. These capital expenditures primarily relate to the addition of new downhole tools and manufacturing equipment. In 2003, the net cash used in investing activities was $8.9 million. This was primarily related to capital expenditures, which were $6.8 million. These capital expenditures primarily related to the addition of new downhole tools and the construction of a new facility in Stafford (Houston), Texas.

At December 31, 2004, the Company had positive working capital of $31.5 million compared to a $26.4 million at December 31, 2003. The increase in working capital primarily relates to the proceeds received from dispositions during the year, which as mentioned previously were used to reduce long-term debt and operating lines.

At December 31, 2004, the Company had two revolving, operating loans, restricted by specific margin requirements, which were limited to maximum amounts of $20.0 million and 0.3 million Euros, respectively. At December 31, 2004, the Company had drawn $0.9 million on these operating lines of credit.

At December 31, 2004, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout 2005.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At December 31, 2004, the Company had no off-balance sheet financing arrangements.

## LIQUIDITY AND CAPITAL RESOURCES (continued)

*Capital Resources*

NQL had long-term debt (excluding current portion) at December 31, 2004 of $0.6 million compared with $23.9 million at December 31, 2003.

The new credit facility entered into in January 2004 included a $15.0 Canadian Term Loan, a US$7.5 million U.S. Refinancing Loan and a US$7.5 million U.S. Term Loan. As mentioned previously, the U.S. Refinancing Loan and the U.S. Term Loan were repaid and the Canadian Term Loan had a balance outstanding at December 31, 2004 of $4.8 million. The Canadian Term Loan is repayable in quarterly principal payments of $1.25 million with the final payment due October 31, 2005.

In addition, at December 31, 2004, the Company had various other debts totaling approximately $0.7 million.

At December 31, 2004, the Company had obligations under operating leases and employment contracts of $1.7 million.

The following table presents the Company's future payment obligations at December 31, 2004:

| *Contractual Obligations* | Payments due by Period | | | | |
|---|---|---|---|---|---|
| (Thousands of Canadian dollars) | Total | Less than 1 year | 1 -3 years | 4 -5 years | After 5 years |
| Long-term debt | $ 5,057 | $ 4,750 | $ - | $ - | $ 307 |
| Capital lease obligations | $ 440 | $ 177 | $ 254 | $ 9 | $ - |
| Operating leases and employment contracts | $ 1,663 | $ 919 | $ 603 | $ 141 | $ - |
| Total Contractual Obligations | $ 7,160 | $ 5,846 | $ 857 | $ 150 | $ 307 |

*Share Capital*

In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004 and will terminate on October 14, 2005. In the fourth quarter of 2004, 722,100 Class A common shares were purchased for cancellation at an average cost of approximately $1.20 per share, for total cash consideration of $0.9 million. The average stated value per common share of approximately $4.24 exceeded the average cost to purchase for cancellation with the difference of $2.2 million being recorded as contributed surplus.

Share capital decreased $3.2 million to $178.3 million at the end of 2004 from $181.5 million at the end of 2003. This was primarily the result of the repurchase of 722,100 shares through the normal course issuer bid described above.

At December 31, 2004, NQL had 41,893,744 Class A common shares outstanding, 1,907,500 stock options outstanding (740,500 exercisable) and 102,126 warrants (all exercisable) outstanding. This compares to 42,600,844 Class A common shares, 3,471,165 stock options (1,181,165 exercisable) and 179,535 warrants (all exercisable) outstanding at December 31, 2003. The reduction in stock options and warrants during 2004 primarily relates to the cancellation of options and warrants issued to former directors, officers and employees. Details regarding stock option and warrant pricing can be found in Note 13 to the 2004 consolidated financial statements.

At March 21, 2005, the Company had 41,957,406 Class A common shares outstanding, 1,780,000 stock options outstanding and 53,464 warrants outstanding.

## TRANSACTIONS WITH RELATED PARTIES

A former director and officer of the Company is a shareholder of a company that provided machining services in the amount of approximately $0.1 million (2003 - $0.1 million). These transactions took place at normal commercial rates and terms.

During the year, the Company paid interest and financing fees of approximately $0.1 million (2003 – $0.8 million) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

## CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, various accounting estimates are made in applying the Company's accounting policies. The estimates require significant judgment on the part of management and are considered critical in that they are important to the Company's financial condition and results.

Management believes the critical accounting estimates for the Company are as follows:

*Allowance for Doubtful Accounts*

An allowance of $1.4 million has been recorded in the 2004 consolidated financial statements, which reflects the amount of the balance for which collection is considered doubtful. In assessing the ability to collect accounts receivable, management reviews individual customer receivable balances to determine accounts on which collection is not certain. For these accounts, an allowance for doubtful accounts is established. The amount of the allowance is based upon a review of the customer's credit information, past payment practices and overall financial strength of the customer.

*Inventory Obsolescence*

Inventory, which consists primarily of spare parts, is valued at the lower of cost and net realizable value. Inventory is regularly reviewed and provisions for obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for obsolete inventory that may be required.

*Carrying Value of Goodwill*

Goodwill represents the excess of cost over the fair value of the net assets of the companies acquired. As at December 31, 2004, the Company had a goodwill balance of $2.7 million. Goodwill is not amortized, but is tested for impairment at least annually. This impairment assessment is critical due to the potential impact on earnings if an impairment of goodwill exists. GAAP requires that a charge to earnings be recorded when the carrying value of a reporting unit's goodwill exceeds the fair value. Valuation of goodwill involves certain judgments including estimating the future cash flows of the reporting unit. Factors that influence these cash flow estimates include industry related long-term forecasts and trends, general long-term economic forecasts and historical results of the reporting unit.

The Company tested its goodwill for impairment as at June 30, 2004 and determined that there was no impairment in the recorded value of goodwill.

*Capital Assets*

Capital assets are recorded at cost and are amortized over their estimated useful lives. The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future cash flows of the underlying assets will be less than the carrying value of the assets.

Judgment is required in determining the useful life of capital assets and the appropriate method of amortization. Factors considered in estimating the useful lives of capital assets include expected future usage, effects of technological or commercial obsolescence, expected wear and tear from use or the passage of time and the effectiveness of the Company's maintenance program.

The Company's investment in capital assets results in amortization expense being a significant operating cost to the Company and any misjudgment in estimating the useful life of the equipment could result in a misstatement of financial results.

## CRITICAL ACCOUNTING ESTIMATES (continued)

*Carrying Value of Deferred Development Costs*

Deferred development costs include the costs and technology associated with the development of new downhole tools. These costs are amortized over the estimated useful of the downhole tool. Management regularly reviews its deferred development costs to be reasonably assured of recovery through the future cash flows of the related product.

*Future Income Taxes*

Future income tax assets are recognized for the benefits from tax losses and deductions provided these benefits are more likely than not to be realized. The assessment of whether these benefits are more likely than not to be realized requires judgment on the part of management. Factors considered in arriving at this determination include the expected life of the tax losses, estimated future taxable income and other possible sources of realization of these losses. At December 31, 2004, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $43.1 million, which are available to offset income of specific entities of the consolidated group in future periods. These losses expire at various times up to the end of 2023, with $14.2 million expiring in 2010. Of these non-capital loss carry forwards, approximately $32.5 million has been recognized as future income tax assets as at December 31, 2004.

## CHANGES IN ACCOUNTING POLICIES

*Stock-based compensation*

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2.7 million with an offsetting increase to contributed surplus to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

*Asset Retirement Obligations*

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations" which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company's results from operations or its financial position.

*Discontinued Operations*

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale. The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

## FINANCIAL AND OTHER INSTRUMENTS

The Company's significant financial and other instruments consist of accounts receivable and its interest bearing obligations, such as its operating lines and long-term debt.

*Accounts Receivable*

The Company is exposed to credit risk from its customers, the majority of whom are involved in the oil and gas industry. Overall significant long-term changes in the geopolitical, economic or environmental conditions, as they relate to the oil and gas industry, could adversely affect the Company's ability to realize on its accounts receivable. The amount of this impact is not determinable. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of existing customers on a continuing basis and reviews the credit worthiness of all new customers.

*Interest bearing Obligations*

NQL utilizes long-term debt, its operating lines and other interest bearing debt to fund capital expenditures and support the day-to-day operations of its business. Through its use of interest bearing obligations, the Company is exposed to interest rate risk. Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2004, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $0.3 million.

*Currency Risk*

The Company is exposed to currency risks as a result of its exports to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company is also exposed to currency risk as it relates to its net investment in self-sustaining foreign operations. The functional currency of the majority of the Company's self-sustaining foreign operations is the U.S. dollar. Therefore, the Company is exposed to currency risks relating to changes in the rate of exchange between the Canadian dollar and the U.S. dollar. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

*Fair Value*

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

## BUSINESS RISK

The demand for the Company's products and services is largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. A decline in the market price of oil and gas generally results in a reduction in these exploration and development activities that can in turn have an adverse effect on the profitability of the Company. Other factors which can affect exploration and development activities include changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL operates in many international jurisdictions, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice.

As several other companies have similar technology to NQL, the Company will be required to maintain a focused and efficient/ effective domestic and international sales and marketing program to its maintain current market penetration and exploit selected market opportunities.

Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Safety risks are managed through the application of safety policies and procedures conducive to promoting safe work practices. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

## CONTINGENCIES

The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. During the fourth quarter of 2003, and in compliance with requests made by the CRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in the Company's financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6.8 million. However, it is likely that this amount would be significantly reduced upon request for relief from double taxation with the US Competent Authority. At December 31, 2004, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $5.4 million. Management will continue to work with its advisors to resolve this issue.

A claim for US$1.2 million has been made against the Company for damages plus costs. It is not possible, at this time, to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

During 2004, the Company settled material litigation in which it was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.

## OUTLOOK

Looking forward, the consensus of most industry experts is that the high price environment for crude oil and natural gas appears to be sustainable for the foreseeable future. As a result, drilling activity both in North America and on a worldwide basis is expected to remain strong throughout 2005. As this is the key driver to the Company's business, the demand for its products is expected to be strong worldwide. This high demand, coupled with a more disciplined approach to operating the business, is expected to result in significant improvements in operating results in 2005 when compared to 2004. These improvements are expected to come on both an absolute basis and a "normalized" basis after removing the effect of the significant restructuring costs recorded in 2004. With the restructuring of the Company complete, profitability reestablished, and a strong operational team in place, senior management has now turned its attention to growth initiatives and optimization opportunities with the intention of capitalizing on the Company's strong balance sheet to build and grow NQL for the longer term.

*Non-GAAP Measures*

In this MD&A, we have included certain measures of earnings and other charges of an infrequent nature, as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2004 compared to the prior year. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

# Management's Responsibility for Financial Statements

The management of NQL Drilling Tools Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates where necessary. Financial information contained throughout this annual report is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee, which is comprised of three directors, none of whom is an officer of the Company, meets periodically with the external auditors and management to satisfy itself that management is properly discharging its financial reporting responsibilities. Specifically, the Audit Committee reviews with management and the external auditors the consolidated financial statements and the report of the auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

The shareholders have appointed Deloitte & Touche LLP as the external auditors of the Company and, in that capacity; they have audited the consolidated financial statements in accordance with generally accepted auditing standards for the years ended December 31, 2004 and 2003. The Auditors' Report to shareholders is presented herein.





Kevin L. Nugent
President and Chief Executive Officer

Darren B. Stevenson
Corporate Controller

February 22, 2005

Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

# Auditors' Report

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta

February 22, 2005

## NQL DRILLING TOOLS INC. – Consolidated Balance Sheets

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

| | 2004 | 2003 |
|---|---|---|
| ASSETS | | |
| CURRENT | | |
| Cash | $ 2,321 | $ 2,031 |
| Accounts receivable | 21,496 | 16,899 |
| Income taxes recoverable | 430 | 4,937 |
| Inventory (Note 5) | 19,715 | 24,122 |
| Prepaid expenses | 437 | 732 |
| Future income taxes (Note 9) | 3,050 | - |
| Current assets held for sale (Note 4) | - | 22,352 |
| | 47,449 | 71,073 |
| OTHER ASSETS (Note 6) | 140 | 122 |
| FUTURE INCOME TAXES (Note 9) | 6,717 | 9,314 |
| CAPITAL ASSETS (Note 7) | 64,797 | 73,220 |
| DEFERRED CHARGES (Note 8) | 1,189 | 2,081 |
| GOODWILL (Note 10) | 2,744 | 2,744 |
| LONG-TERM ASSETS HELD FOR SALE (Note 4) | - | 53,908 |
| | $ 123,036 | $ 212,462 |
| **LIABILITIES** | | |
| CURRENT | | |
| Bank indebtedness (Note 11) | $ 894 | $ 10,106 |
| Accounts payable and accrued liabilities | 9,793 | 12,720 |
| Income taxes payable | 384 | 662 |
| Current portion of long-term debt (Note 12) | 4,927 | 11,602 |
| Current liabilities held for sale (Note 4) | - | 9,609 |
| | 15,998 | 44,699 |
| LONG-TERM DEBT (Note 12) | 570 | 23,908 |
| FUTURE INCOME TAXES (Note 9) | 763 | 1,786 |
| LONG-TERM LIABILITIES HELD FOR SALE (Note 4) | - | 3,210 |
| | 17,331 | 73,603 |
| COMMITMENTS AND CONTINGENCIES (Note 16) | | |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (Note 13) | 178,284 | 181,473 |
| Contributed surplus (Note 13) | 5,862 | - |
| Deficit | (63,119) | (23,220) |
| Cumulative translation adjustment (Note 14) | (15,322) | (19,394) |
| | 105,705 | 138,859 |
| | $ 123,036 | $ 212,462 |

APPROVED BY THE BOARD



Kevin L. Nugent, Director



William J. Myers, Director

## NQL DRILLING TOOLS INC. - Consolidated Statements of Operations

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

| | 2004 | 2003 |
|---|---|---|
| REVENUE | $ 64,737 | $ 61,893 |
| DIRECT EXPENSES | 37,707 | 34,685 |
| GROSS MARGIN | 27,030 | 27,208 |
| EXPENSES | | |
| General and administrative | 21,334 | 30,398 |
| Amortization | 8,559 | 13,937 |
| | 29,893 | 44,335 |
| LOSS FROM CONTINUING OPERATIONS BEFORE UNDERNOTED | (2,863) | (17,127) |
| INTEREST EXPENSE (Note 17) | (2,559) | (8,954) |
| STOCK-BASED COMPENSATION (Note 13) | (832) | - |
| OTHER EXPENSES (Note 18) | (2,893) | (5,207) |
| FOREIGN EXCHANGE (LOSS) GAIN | (774) | 333 |
| LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND GOODWILL IMPAIRMENT | (9,921) | (30,955) |
| INCOME TAX (EXPENSE) RECOVERY (Note 9) | | |
| Current | (47) | 1,915 |
| Future | 3,997 | 6,661 |
| | 3,950 | 8,576 |
| LOSS FROM CONTINUING OPERATIONS BEFORE GOODWILL IMPAIRMENT | (5,971) | (22,379) |
| GOODWILL IMPAIRMENT (Note 10) | - | 19,530 |
| LOSS FROM CONTINUING OPERATIONS | (5,971) | (41,909) |
| LOSS FROM DISCONTINUED OPERATIONS - net of income taxes (Note 4) | (31,264) | (17,220) |
| NET LOSS | $ (37,235) | $ (59,129) |
| | | |
| LOSS PER COMMON SHARE (Note 22) | | |
| Loss per common share from continuing operations Basic and diluted | $ (0.14) | $ (1.32) |
| Loss per common share from discontinued operations Basic and diluted | (0.74) | (0.55) |
| Loss per common share - net Basic and diluted | (0.88) | (1.87) |
| | | |
| Weighted-average number of common shares outstanding | 42,491,604 | 31,681,108 |

## NQL DRILLING TOOLS INC. - Consolidated Statements of Deficit

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

| | 2004 | 2003 |
|---|---|---|
| (DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR | $ (23,220) | $ 35,909 |
| | | |
| CHANGE IN ACCOUNTING POLICY (Note 2) | (2,664) | - |
| (DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED | (25,884) | 35,909 |
| | | |
| NET LOSS FOR THE YEAR | (37,235) | (59,129) |
| DEFICIT, END OF YEAR | $ (63,119) | $ (23,220) |

# NQL DRILLING TOOLS INC. – Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(thousands of Canadian dollars, except share and per share data)

| Net inflow (outflow) of cash related to the following activities | 2004 | 2003 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Loss from continuing operations | $ (5,971) | $ (41,909) |
| Items not affecting cash | | |
| Amortization | 8,559 | 13,937 |
| Goodwill impairment (Note 10) | - | 19,530 |
| Amortization of deferred financing costs (Note 8) | 453 | 461 |
| Stock-based compensation (Note 13) | 832 | - |
| Other expenses (Note 18) | 2,893 | 5,207 |
| Future income taxes (Note 9) | (3,997) | (6,661) |
| Equity loss (Note 4) | - | 32 |
| | 2,769 | (9,403) |
| | | |
| Net change in operating working capital items from continuing operations | (871) | (1,173) |
| CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS | 1,898 | (10,576) |
| CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS | (3,337) | 19,913 |
| TOTAL CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES | (1,439) | 9,337 |
| FINANCING ACTIVITIES | | |
| Bank indebtedness - net | (9,212) | (9,516) |
| Repurchase of capital stock (Note 13) | (868) | - |
| Issuance of capital stock | 45 | 45,385 |
| Proceeds from long-term debt | 35,461 | 12,463 |
| Repayment of long-term debt | (65,269) | (42,047) |
| Cash used in discontinued operations | - | (6,270) |
| CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES | (39,843) | 15 |
| INVESTING ACTIVITIES | | |
| Other assets | (18) | (841) |
| Proceeds on disposal of assets held for sale (Notes 4 and 18) | 1,101 | - |
| Deferred charges | (650) | (998) |
| Purchase of capital assets | (4,135) | (6,761) |
| Cash provided by (used in) discontinued operations | 45,274 | (275) |
| CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 41,572 | (8,875) |
| INCREASE IN CASH | 290 | 477 |
| CASH, BEGINNING OF YEAR | 2,031 | 1,554 |
| CASH, END OF YEAR | $ 2,321 | $ 2,031 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Interest paid | $ 2,692 | $ 9,745 |
| Income taxes received | $ 2,086 | $ 486 |

(thousands of Canadian dollars, except share and per share data)

## 1. OPERATIONS

NQL Drilling Tools Inc. (the "Company"), through its subsidiaries, provides downhole tools, services and technology used primarily in drilling applications in the oil and gas, environmental and utilities industries on a worldwide basis.

## 2. CHANGE IN ACCOUNTING POLICY

*Stock-based compensation*

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The revised Section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2,664, contributed surplus was increased by $2,645, and capital stock was increased by $19 to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

If the Company had expensed the fair value of options in the prior year, the net loss would have increased by $2,016 ($0.06 per common share) resulting in a pro forma net loss of $61,145 ($1.93 per common share).

*Asset retirement obligations*

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations," which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of Section 3110 did not have an impact on the Company's results from operations or its financial position.

*Discontinued operations*

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

## 3. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

*Principles of consolidation*

The financial statements of entities that are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been appropriately eliminated.

## 3. ACCOUNTING POLICIES (CONTINUED)

*Use of estimates*

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, inventory obsolescence and useful lives of capital assets. Management believes its estimates to be appropriate; however, actual results could differ from these estimates.

*Foreign exchange translation*

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the consolidated statements of operations, deficit and cash flow are translated at weighted-average rates.

The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia, Argentina and Mexico as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the consolidated statements of operations are translated at weighted-average rates with resulting exchange gains or losses included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are then translated into Canadian dollars using the current rate method as described above.

The cumulative translation adjustment represents the net unrealized foreign currency loss on the Company's net investment in its self-sustaining foreign subsidiaries.

*Cash and cash equivalents*

Cash and cash equivalents are comprised of cash on deposit. Bank indebtedness, consisting of a revolving operating loan, is not included in cash and cash equivalents for purposes of the consolidated statements of cash flow because it does not fluctuate frequently from being positive to overdrawn and is, therefore, considered a financing activity.

*Inventory*

Spare parts and raw materials are valued at the lower of weighted-average cost and net realizable value. Inventory for resale and work-in-progress are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labour and manufacturing overhead.

*Capital assets*

Capital assets are recorded at cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

| | |
|---|---|
| Buildings | 4% declining balance |
| Shop equipment | 10% to 20% declining balance |
| Office equipment | 20% declining balance |
| Automotive equipment | 30% declining balance |
| Downhole tools | 10% to 20% straight-line, 0% to 25% residual value |
| Leasehold improvements | Over the term of the lease |

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

## 3. ACCOUNTING POLICIES (CONTINUED)

Effective October 1, 2004, the Company changed the estimated useful life for certain downhole tools from 10 to 5 years and the residual value from 0% to 25%. This change was made to better reflect the estimated useful life and residual values of these assets. The impact to the financial results for 2004 resulted in an increase to amortization expense of approximately $400.

*Deferred charges*

Deferred charges include development costs and technology of downhole tools and costs associated with securing new financing. Deferred development costs and technology of downhole tools are amortized straight-line over 5 and 10 years based on the estimated economic life of the downhole tool. Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

*Intangible assets and goodwill*

Intangible assets with indefinite lives and goodwill are recorded at cost, not amortized and tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives (intangible assets subject to amortization) are annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill). As at December 31, 2004 and 2003, the Company had no indefinite life intangible assets.

When the carrying value of goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Consistent with current industry-specific valuation methods and recommendations for assessment, the Company uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

*Revenue recognition*

Specific revenue recognition policies for each of the Company's operating segments are as follows:

(a) Continuing operations

Tools:

Revenue from the rental of products is recognized upon determination of the amount to be invoiced based on usage by the customer. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are sometimes accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

(b) Discontinued operations

Bits:

Revenue is recorded in the periods that the product is delivered for bits sold. Rental bit revenue is recorded on determination of the amount to be invoiced.

Fishing:

Revenue is earned on a daily basis through the provision of services to the customer and recognized accordingly.

*Income taxes*

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(thousands of Canadian dollars, except share and per share data)

## 3. ACCOUNTING POLICIES (CONTINUED)

*Stock-based compensation*

The Company has a stock-based compensation plan, which is described in Note 13.

Commencing January 1, 2004, the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those options. The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires that certain assumptions be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected volatility of the stock.

*Research and development costs*

Research costs are expensed as incurred and significant project development costs are capitalized as deferred charges in accordance with Canadian GAAP, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

*Government assistance*

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

*Earnings per share*

Basic earnings per common share is calculated using the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted-average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

*Employee future benefits*

The Company accounts for employee future benefits in accordance with CICA Handbook Section 3461, which requires that all employee future benefits are accounted for on an accrual basis.

## 4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

*Discontinued operations*

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of $1,425 U.S. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale at December 31, 2003. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2,502. As such, there was no gain or loss recorded on the sale in 2004.

(b) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,863 (net of transaction costs of $1,452), of which $1,000 U.S. was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4,535. Included in this loss is $2,779 representing the tax expense on the sale of goodwill which, in accordance with purchase accounting rules under GAAP, was not previously tax-affected.

(thousands of Canadian dollars, except share and per share data)

## 4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

(c) On August 27, 2004, the Company sold its Bits Division through the sale of the outstanding shares of Diamond Products International, Inc. ("DPI") for proceeds of $20,507 (net of transaction costs of $1,233), of which $3,000 U.S. is held in escrow to be released over a one-year period based on the collection of certain foreign inventories and accounts receivable, and the satisfaction of general indemnification provisions. At December 31, 2004, the Company has received $1,500 U.S. of the escrowed funds with the remaining balance included in accounts receivable. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25,700. Included in this loss is $8,919, representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

(d) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. For the year ended December 31, 2004, the Company recorded a gain on sale of $728. Included in this gain is $221 representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

(e) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to locate a buyer, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America and had continued dialogue with several parties up until the end of November 2004. However, at this time, none of these parties have decided to proceed with a transaction. As a result, the Company has terminated the sales process with its advisor in South America.

At December 31, 2003, the assets of this operation were written down to their estimated fair value net of disposition costs. For reporting purposes, these assets are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the December 31, 2003 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in December 2004. Current and prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations in these consolidated financial statements.

As a result of the discontinued operations treatment of Ackerman, the Fishing Division, the Bits Division and the Mexican operations, the current and prior year's operating results and cash flows have been presented separately in the consolidated statements of operations and cash flow. Prior year's assets and liabilities have been reclassified and included in assets and liabilities held for sale.

*Assets held for sale*

In April 2004, the Company sold its 20% investment in RTI, LLC. ("RTI") and related RTI assets for total proceeds of $600 U.S. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale at December 31, 2003.

In November 2004, the Company sold its test rig for net proceeds of $1,101. At June 30, 2004, the test rig had been written down to $650, which is management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig has been presented as a long-term asset held for sale at December 31, 2003.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD ("EM") wireless guidance assets and related technology. Throughout the past year, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to EM has been terminated and management is now turning its attention to developing EM for the long-term as an integral part of the Company. At June 30, 2004, these assets were written down to their estimated fair value net of disposition costs. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. The comparative figures for 2003 have also been reclassified accordingly. Amortization of these assets recommenced in October 2004.

(thousands of Canadian dollars, except share and per share data)

## 4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

At December 31, 2004, there were no longer any amounts included in the consolidated balance sheet relating to discontinued operations or assets held for sale. Amounts included in the consolidated balance sheet relating to discontinued operations and the assets held for sale as at December 31, 2003 are as follows:

| | December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Ackerman | Fishing | Bits | Mexico | Total |
| **Current assets held for sale** | | | | | |
| Discontinued operations | | | | | |
| Cash | $ 454 | $ - | $ - | $ - | $ 454 |
| Accounts receivable | 666 | 4,708 | 5,236 | - | 10,610 |
| Inventory | 462 | 1,840 | 7,663 | - | 9,965 |
| Prepaid expenses | 5 | 50 | 135 | - | 190 |
| Capital assets | 421 | - | - | - | 421 |
| | 2,008 | 6,598 | 13,034 | - | 21,640 |
| Assets held for sale | | | | | |
| RTI inventory | | | | | 425 |
| Other assets (1) | | | | | 287 |
| | | | | | 712 |
| Current assets held for sale | | | | | $ 22,352 |
| **Long-term assets held for sale** | | | | | |
| Discontinued operations | | | | | |
| Capital assets | $ - | $ 12,298 | $ 2,930 | $ 2,180 | $ 17,408 |
| Goodwill | - | 10,888 | 20,758 | - | 31,646 |
| Deferred charges | - | - | 4,054 | - | 4,054 |
| | - | 23,186 | 27,742 | 2,180 | 53,108 |
| Assets held for sale | | | | | |
| Research and development equipment (test rig) | | | | | 800 |
| Long-term assets held for sale | | | | | $ 53,908 |
| **Current liabilities held for sale** | | | | | |
| Discontinued operations | | | | | |
| Accounts payable and accrued liabilities | $ 219 | $ 2,328 | $ 4,158 | $ - | $ 6,705 |
| Bank indebtedness | 431 | - | 2,473 | - | 2,904 |
| | $ 650 | $ 2,328 | $ 6,631 | $ - | $ 9,609 |
| **Long-term liabilities held for sale** | | | | | |
| Discontinued operations | | | | | |
| Future income taxes | $ - | $ 1,743 | $ 1,467 | $ - | $ 3,210 |

(thousands of Canadian dollars, except share and per share data)

## 4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

Results of discontinued operations are as follows:

| | For the year ended December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Ackerman | Fishing | Bits | Mexico | Total |
| Revenue | $ - | $ 13,727 | $ 13,392 | $ 211 | $ 27,330 |
| Income (loss) before goodwill | | | | | |
| impairment - net of income taxes | $ - | $ 1,556 | $ (902) | $ (2,411) | $ (1,757) |
| (Loss) gain on sale - net of income taxes | - | (3,335) | (9,000) | 728 | (11,607) |
| Write-down of discontinued operations | | | | | |
| to fair value, less cost to sell - net | | | | | |
| of income taxes | - | (1,200) | (16,700) | - | (17,900) |
| Loss from discontinued operations | $ - | $ (2,979) | $ (26,602) | $ (1,683) | $ (31,264) |

| | For the year ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Ackerman | Fishing | Bits | Mexico | Total |
| Revenue | $ 9,332 | $ 21,244 | $ 27,003 | $ 1,724 | $ 59,303 |
| (Loss) Income before goodwill | | | | | |
| impairment - net of income taxes | $ (667) | $ 1,438 | $ 1,693 | $ (443) | $ 2,021 |
| Goodwill impairment (2,3) | (4,039) | - | (12,700) | - | (16,739) |
| Write-down of discontinued operations | | | | | |
| to fair value, less cost to sell - net | | | | | |
| of income taxes | (2,502) | - | - | - | (2,502) |
| (Loss) income from discontinued | | | | | |
| operations | $ (7,208) | $ 1,438 | $ (11,007) | $ (443) | $ (17,220) |

Included in the (loss) income before goodwill impairment for the year are income tax expenses of $663 (2003 - income tax recovery of $639).

(1) Other assets as at December 31, 2003, included the Company's 20% investment in RTI, a company formed to develop technology related to a new downhole tool. This investment was accounted for using the equity method of accounting. For the year ended December 31, 2003, the Company recorded an equity loss from this investment of $32 which, due to the insignificance of the amount, has been included in revenue on the consolidated statement of operations. During 2003, the Company incurred license fees of $87 to RTI. At December 31, 2003, the carrying value of the investment and the book value of the investee's net assets were not materially different.

(2) In conjunction with the Company's annual impairment test of goodwill, it was determined that $4,039 of goodwill arising from the July 1, 2000 acquisition of Ackerman was impaired. The circumstances that contributed to this goodwill impairment included a slowdown in the utility industry and a general decline in Ackerman's business activity.

(3) In conjunction with the Company's annual impairment test of goodwill, it was determined that $12,700 of goodwill arising from the August 29, 2002 acquisition of DPI was impaired. The circumstances that contributed to this goodwill impairment relate to a slowdown in U.S. deep water drilling, political unrest in Nigeria and Venezuela, and increased competition.

(thousands of Canadian dollars, except share and per share data)

## 5. INVENTORY

| | 2004 | 2003 |
|---|---|---|
| Raw materials | $ 852 | $ 715 |
| Work-in-progress | 473 | 636 |
| Spare parts | 17,306 | 21,384 |
| Inventory for resale | 1,084 | 1,387 |
| | $ 19,715 | $ 24,122 |

## 6. OTHER ASSETS

| | 2004 | 2003 |
|---|---|---|
| Value added tax | $ 130 | $ 211 |
| Other | 23 | 39 |
| | 153 | 250 |
| Current portion (included in prepaid expenses) | 13 | 128 |
| | $ 140 | $ 122 |

## 7. CAPITAL ASSETS

| | 2004 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Land | $ 3,077 | $ - | $ 3,077 |
| Buildings | 13,267 | 2,950 | 10,317 |
| Downhole tools | 57,239 | 19,203 | 38,036 |
| Shop equipment | 22,666 | 10,770 | 11,896 |
| Office equipment | 3,785 | 2,933 | 852 |
| Automotive equipment | 2,041 | 1,522 | 519 |
| Leasehold improvements | 453 | 353 | 100 |
| | $ 102,528 | $ 37,731 | $ 64,797 |

| | 2003 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net BookValue |
| Land | $ 3,430 | $ - | $ 3,430 |
| Buildings | 13,196 | 2,355 | 10,841 |
| Downhole tools | 63,381 | 17,889 | 45,492 |
| Shop equipment | 21,949 | 10,018 | 11,931 |
| Office equipment | 3,862 | 2,581 | 1,281 |
| Automotive equipment | 1,661 | 1,525 | 136 |
| Leasehold improvements | 436 | 327 | 109 |
| | $ 107,915 | $ 34,695 | $ 73,220 |

(thousands of Canadian dollars, except share and per share data)

## 7. CAPITAL ASSETS (CONTINUED)

Amortization of capital assets for the year amounted to $8,182 (2003 - $10,395).

A significant portion of the downhole tool assets is subject to operating leases of a short-term nature offered to customers, resulting in lease revenue equal to approximately 53% (2003 - 44%) of the total revenue.

## 8. DEFERRED CHARGES

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Cost | | Accumulated Amortization | | Net Book Value | |
| Development costs and technology of downhole tools | $ | 2,746 | $ | 1,813 | $ | 933 |
| Other | | 995 | | 739 | | 256 |
| | $ | 3,741 | $ | 2,552 | $ | 1,189 |

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Cost | | Accumulated Amortization | | Net Book Value | |
| Development costs and technology of downhole tools | $ | 3,057 | $ | 1,262 | $ | 1,795 |
| Other | | 1,586 | | 1,300 | | 286 |
| | $ | 4,643 | $ | 2,562 | $ | 2,081 |

Amortization of deferred charges for the year amounted to $830 (2003 - $1,803) of which $453 (2003 - $461) related to deferred costs of obtaining debt financing has been charged to interest expense. Included in total amortization was $282 (2003 - $1,204) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools written off during the year amounted to $152 (2003 - nil). Development costs and technology of downhole tools deferred during the year amounted to nil (2003 - $458).

For the year ended December 31, 2003, the Company determined that $2,200 of deferred charges, relating to development and patent costs associated with EM, were impaired. The Company gained access to this technology through its May 15, 2001 acquisition of Northstar Drilling Systems Inc. The circumstances that contributed to this impairment included a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts. This non-cash charge has been charged to amortization expense.

Research costs of $169 (2003 - $12) were expensed during the year.

(thousands of Canadian dollars, except share and per share data)

## 9. INCOME TAXES

The following is a reconciliation of income taxes to the income tax provision included in the consolidated statements of operations, calculated at the Canadian combined federal and provincial income tax rate of approximately 34% (2003 - 36%).

| | 2004 | 2003 |
|---|---|---|
| Recovery of income taxes based on statutory tax rates | $ 3,373 | $ 11,144 |
| Increase (decrease) related to: | | |
| Large corporations tax | - | (200) |
| Non-deductible items | (427) | (216) |
| Foreign tax rate differential | 297 | (1,484) |
| Other | 1,025 | (436) |
| Change in future income taxes resulting from | | |
| tax rate reduction | (318) | (232) |
| | $ 3,950 | $ 8,576 |
| | | |
| Current income tax (expense) recovery | $ (47) | $ 1,915 |
| Future income tax recovery | 3,997 | 6,661 |
| | $ 3,950 | $ 8,576 |

Future income taxes are recognized for consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities, and their respective income tax bases.

Future income taxes are comprised of:

| | 2004 | 2003 |
|---|---|---|
| Future income tax assets | | |
| Tax benefits on loss carry-forwards and tax credits | $ 15,446 | $ 14,346 |
| Reserves and contingencies | 2,974 | 1,497 |
| Share issuance costs | 856 | 988 |
| Other | 116 | 468 |
| Less valuation allowance | (3,579) | (3,476) |
| Future income tax assets | 15,813 | 13,823 |
| Future income tax liabilities | | |
| Capital, intangible and other assets | (6,739) | (5,855) |
| Other | (70) | (440) |
| Future income tax liabilities | (6,809) | (6,295) |
| Future income tax assets - net | $ 9,004 | $ 7,528 |
| Classified as: | | |
| Current asset | $ 3,050 | $ - |
| Long-term asset | 6,717 | 9,314 |
| Long-term liability | (763) | (1,786) |
| Future income tax assets - net | $ 9,004 | $ 7,528 |

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $43,053 (2003 - $36,405), which are available to offset income to specific entities of the consolidated group in future periods. The non-capital loss carry-forwards expire at various times to the end of 2023 with $14,189 expiring in 2010. Of the non-capital loss carry-forwards, $32,521 (2003 - $26,910) has been recognized in these consolidated financial statements.

(thousands of Canadian dollars, except share and per share data)

## 10. GOODWILL

| | 2004 | 2003 |
|---|---|---|
| Balance, beginning of year | $ 2,744 | $ 22,274 |
| Goodwill impairment | - | (19,530) |
| Balance, end of year | $ 2,744 | $ 2,744 |

Upon completion of the Company's annual goodwill impairment test as at June 30, 2004 and 2003, the Company determined that the goodwill of certain of its businesses was impaired. These non-cash goodwill impairment amounts were as follows:

| | 2004 | 2003 |
|---|---|---|
| Northstar Drilling Systems Inc. | $ - | $ 19,310 |
| Other | - | 220 |
| Total goodwill impairment | $ - | $ 19,530 |

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. included a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

## 11. BANK INDEBTEDNESS

At December 31, 2004, bank indebtedness consisted of two revolving, operating loans secured by accounts receivable, inventory and general security agreements. The revolving, operating loans, restricted to specific margin requirements, were limited to a maximum amount of $20,000 and Euros 274 and bore interest at prime plus 1% and prime plus 1.5%, respectively. Interest expense from continuing operations on bank indebtedness during the year was $814 (2003 - $2,094). Total interest expense on bank indebtedness during the year was $814 (2003 - $2,191). The total bank indebtedness at December 31, 2003, denominated in U.S. dollars is nil (2003 - $2,243 U.S.). The total bank indebtedness at December 31, 2004, denominated in Euros is nil (2003 - Euros 212).

On January 29, 2004, the Company completed a $55,000 debt financing package, which included a $20,000 (maximum limit) revolving operating facility (Note 12). Part of the proceeds from this new debt was used to repay operating loans previously held. As a portion of the bank indebtedness existing at December 31, 2003, was repaid from the proceeds of new, long-term financing facilities completed subsequent to December 31, 2003, that portion was excluded from current liabilities as follows:

| | 2004 | 2003 |
|---|---|---|
| Total bank indebtedness | $ 894 | $ 21,658 |
| Less amount included in long-term debt (Note 12) | - | 11,552 |
| Current portion of bank indebtedness | $ 894 | $ 10,106 |

(thousands of Canadian dollars, except share and per share data)

## 12. LONG-TERM DEBT

| | 2004 | 2003 |
|---|---|---|
| Canadian term loan payable in quarterly principal payments of $1,250 beginning April 30, 2004, and due October 31, 2005, bearing interest at prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company and its Canadian and U.S. subsidiaries | $ 4,750 | $ - |
| Vehicle loans and leases payable, bearing interest at rates varying from 0% to 8%, due on dates ranging from January 2005 to December 2007 and secured by specific assets with a net book value of $493 | 440 | 93 |
| Capital loan repaid during the year, bearing interest at prime plus 1% and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries | - | 12,000 |
| Bank indebtedness (Note 11) | - | 11,552 |
| Liquidity note repaid during the year, bearing interest at 24% and secured by a second charge on the assets of the Company as well as guarantees from certain subsidiaries | - | 6,000 |
| Bridge loan repaid during the year, bearing interest at prime plus 1% and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries | - | 3,426 |
| Mortgage repaid during the year, bearing interest at 6.5% and secured by a first charge on the subject real estate | - | 1,461 |
| Promissory note repaid during the year and secured by assets previously held in the Company's Mexican subsidiary | - | 371 |
| Instalment sale agreement repaid during the year, bearing interest at 5% and secured by the subject real estate | - | 346 |
| Other | 307 | 261 |
| | 5,497 | 35,510 |
| Less current portion | 4,927 | 11,602 |
| | $ 570 | $ 23,908 |

The total long-term debt at December 31, 2004, denominated in U.S. dollars is $347 U.S. (2003 - $1,761 U.S.).

Interest from continuing operations on long-term debt during the year amounted to $1,709 (2003 - $4,070). Total interest on long-term debt during the year amounted to $1,718 (2003 - $4,135).

On January 29, 2004, the Company completed a debt-refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan and HSBC Bank USA provided a $7,500 U.S. refinancing loan ("U.S. Refinancing Loan") and a $7,500 U.S. term loan ("U.S. Term Loan").

The proceeds of the January 29, 2004, long-term financings were used to repay the capital loan ($12,000), the liquidity note ($6,000), the bridge loan ($3,426) and bank indebtedness ($11,552).

In February 2004, the Company repaid $1,000 U.S. of the U.S. Term Loan from the proceeds of the Ackerman sale. In April 2004, the Company repaid $300 U.S. of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan and repaid $6,500 of the Canadian Term Loan from the proceeds of the sales of its Fishing and Bits divisions (Note 4). In October 2004, the Company repaid in full the Mortgage and the Installment Sale Agreement.

The aggregate principal repayments required to meet the long-term debt obligations in each of the next five years are as follows:

| | |
|---|---|
| 2005 | $ 4,927 |
| 2006 | 155 |
| 2007 | 99 |
| 2008 | 9 |
| 2009 and thereafter | 307 |

(thousands of Canadian dollars, except share and per share data)

## 13. CAPITAL STOCK

Authorized
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value
Changes in the Company's common shares outstanding during 2004 and 2003 are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Issued | | | | |
| *Common shares* | | | | |
| Class A common shares | | | | |
| Balance, beginning of year | 42,600,844 | $ 180,665 | 27,530,603 | $ 134,581 |
| Change in accounting policy | - | 19 | - | - |
| Stock options exercised | 15,000 | 45 | 33,500 | 157 |
| Shares repurchased and | | | | |
| cancelled (a) | (722,100) | (3,062) | - | - |
| Private placement (c) | - | - | 7,936,600 | 24,129 |
| Rights offering (d) | - | - | 7,100,141 | 21,798 |
| Balance, end of year | 41,893,744 | 177,667 | 42,600,844 | 180,665 |
| *Warrants* | | | | |
| Balance, beginning of year | 179,535 | 808 | 189,535 | 808 |
| Cancelled or expired (b) | (77,409) | (191) | (10,000) | - |
| Balance, end of year | 102,126 | 617 | 179,535 | 808 |
| | | $ 178,284 | | $ 181,473 |

There are no outstanding Class B common shares.

(a) In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004, and will terminate on October 14, 2005. In the fourth quarter of 2004, 722,100 Class A common shares were purchased for cancellation at an average cost of approximately $1.20 per share for total cash consideration of $868. The average-stated value per common share of approximately $4.24 exceeded the average cost to purchase for cancellation with the difference of $2,194 being recorded as contributed surplus.

(b) During the year, 77,409 warrants were cancelled or expired resulting in $191 being reallocated from capital stock to contributed surplus.

(c) In September 2003, the Company completed a private placement of 7,936,600 Class A common shares at a price of $3.15 per share, resulting in total gross proceeds of $25,000. Expenses related to the private placement, net of future income taxes of $423, amounted to $871. Net proceeds to the Company of approximately $23,706 were used to repay $21,500 of debt with the remaining funds used for working capital purposes.

(d) In October 2003, the Company completed a Rights Offering at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 Class A common shares and gross proceeds of $22,365. Expenses related to the Rights Offering, net of future income taxes of $276, amounted to $567. Net proceeds to the Company of $21,522 were used to repay $13,674 of debt with the remaining funds used for working capital purposes.

(thousands of Canadian dollars, except share and per share data)

## 13. CAPITAL STOCK (CONTINUED)

Changes in the Company's share purchase warrants outstanding during 2004 and 2003 are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| Outstanding, beginning of year | 179,535 | $ 3.49 | 189,535 | $ 3.57 |
| Cancelled or expired | (77,409) | 4.44 | (10,000) | 5.00 |
| Outstanding, end of year | 102,126 | $ 2.76 | 179,535 | $ 3.49 |

At December 31, 2004, all outstanding warrants were completely vested and expire on dates ranging from January 2005 to December 2011. Subsequent to year-end, 5,000 share purchase warrants expired with an exercise price of $6.00.

*Stock-based compensation plan*

The Company maintains an Employee, Director and Consultant Stock Option Plan under which the Company may grant options for up to 5,400,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of up to 10 years. Typical vesting arrangements provide for partial vesting at the date of grant with the balance of options vesting over four years.

A summary of the status of the Company's stock option plan as at December 31, 2004 and 2003, and changes during the years ended on those dates is presented below:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| Outstanding, beginning of year | 3,471,165 | $ 4.00 | 870,829 | $ 7.25 |
| Granted | 750,000 | 1.02 | 2,912,500 | 3.32 |
| Exercised | (15,000) | 3.00 | (33,500) | 4.69 |
| Cancelled or expired | (2,298,665) | 4.00 | (278,664) | 7.00 |
| Outstanding, end of year | 1,907,500 | $ 2.83 | 3,471,165 | $ 4.00 |

The following table summarizes information about stock options outstanding as at December 31, 2004:

| Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding December 31, 2004 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable December 31, 2004 | Weighted-Average Exercise Price |
| $1 - $6 | 1,703,000 | 4.21 years | $ 2.24 | 536,000 | $ 2.60 |
| $6 - $9 | 194,500 | 6.04 years | 7.59 | 194,500 | 7.59 |
| > $9 | 10,000 | 2.92 years | 10.90 | 10,000 | 10.90 |
| $1 - $11 | 1,907,500 | 4.39 years | $ 2.83 | 740,500 | $ 4.02 |

(thousands of Canadian dollars, except share and per share data)

## 13. CAPITAL STOCK (CONTINUED)

For the year ended December 31, 2004, the Company recorded compensation expense relating to stock options totalling $832 with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.57% (2003 - 4.14%), an average life of five years and a volatility of 60.86% (2003 - 57.36%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

*Contributed surplus*

The following table summarizes the changes in contributed surplus during 2004 and 2003.

| | 2004 | 2003 |
|---|---|---|
| Opening balance | $ - | $ - |
| Change in accounting policy (Note 2) | 2,645 | - |
| Shares repurchased and cancelled | 2,194 | - |
| Stock-based compensation | 832 | - |
| Expiry of share purchase warrants | 191 | - |
| | $ 5,862 | $ - |

## 14. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

The changes in this account are as follows:

| | 2004 | 2003 |
|---|---|---|
| Cumulative unrealized (loss) gain, beginning of year | $ (19,394) | $ 7,257 |
| | | |
| Unrealized loss for the year on translation of net investment | (4,626) | (26,131) |
| | | |
| Realized loss on sale of DPI (Note 4) | 8,919 | - |
| | | |
| Realized gain on sale of Mexican assets (Note 4) | (221) | - |
| | | |
| Realized loss from reduction in net investment of foreign subsidiaries | - | (520) |
| Cumulative unrealized loss, end of year | $ (15,322) | $ (19,394) |
| U.S. dollar exchange rate, end of year | 1.2048 | 1.2946 |
| Euro exchange rate, end of year | 1.6438 | 1.6256 |

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

(thousands of Canadian dollars, except share and per share data)

## 15. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

In conjunction with the sale of the Fishing and Bits divisions, the Company agreed to standard indemnification provisions, resulting in a portion of the proceeds being placed in escrow for periods of six months and one year, respectively (Note 4). Management is not aware of any material issues that would impact the recoverability of these amounts other than as provided for in the consolidated financial statements.

## 16. COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company is committed to future payments under operating leases and employment contracts as follows:

| | |
|---|---|
| 2005 | $ 919 |
| 2006 | 382 |
| 2007 | 221 |
| 2008 | 121 |
| 2009 | 20 |

*Contingencies*

(a) A claim for $1,200 U.S. has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

(b) The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service of the United States. Due to the nature of the matter, the amount of the loss, if any, is not determinable, and therefore, no amounts have been accrued in these consolidated financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6,800. At December 31, 2004, the Company had loss carry-forwards available, which could be used to reduce the cash impact of any assessment by approximately $5,400. Management will continue to work with its advisors to resolve this issue.

## 17. INTEREST EXPENSE

| | 2004 | 2003 |
|---|---|---|
| Interest on long-term debt (Note 12) | $ 1,709 | $ 4,070 |
| Interest on bank indebtedness (Note 11) | 814 | 2,094 |
| Other | 36 | 2,790 |
| | $ 2,559 | $ 8,954 |

(thousands of Canadian dollars, except share and per share data)

## 18. OTHER EXPENSES

| | 2004 | 2003 |
|---|---|---|
| Write-down of EM assets (a) | $ 2,900 | $ - |
| (Gain on sale) write-down of research and development equipment (b) | (301) | 1,117 |
| Write-down of Bolivian assets (c) | - | 2,852 |
| Write-off of advances to Newburgh Industries Ltd. (d) | - | 805 |
| Other | 294 | 433 |
| | $ 2,893 | $ 5,207 |

(a) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM wireless guidance assets and related technology. As a result of this decision, this equipment was marketed for sale by third party business advisors during 2004. The various indications of value arising from the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2,900. Accordingly, the Company has recorded an impairment loss of $2,900 during the year.

(b) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As a result of this decision, the Company recorded an impairment loss of $1,117 during 2003 to write down the carrying value of the asset to its estimated fair value less disposal costs. In November 2004, the Company sold its research and development equipment (test rig) for net proceeds of $1,101 resulting in a gain on sale of $301.

(c) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. Accordingly, at December 31, 2003, the Bolivian assets were written down to fair value resulting in a loss of $2,852. The sales process was terminated in November 2004 and, as such, this loss has been reclassified to continuing operations (Note 4).

(d) The Company had made advances to Newburgh Industries Ltd. in exchange for an agreement in principle to acquire a 20% investment in this company. As a result of changes in circumstances, these advances were written off during 2003.

## 19. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars. Employer matching contributions totalled $216 for the year ended December 31, 2004 (2003 - $443).

## 20. RELATED PARTY TRANSACTIONS

A former director and officer of the Company is a shareholder of a company that provided machining services in the amount of $104 during the year (2003 - $64). These transactions took place at normal commercial rates and terms.

During the year the Company paid interest and financing fees of $110 (2003 - $823) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

## 21. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts as well as accounts payable and accrued liabilities, borrowings and other like amounts that will result in future cash outlays.

*Interest rate risk*

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2004, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $318.

*Credit risk*

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers dispersed across many different geographical locations internationally which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk with respect to accounts receivable is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

*Currency risk*

The Company is exposed to currency risk as a result of its export to foreign jurisdictions of goods produced in Canada. This risk is partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

*Fair value*

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

## 22. LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the year, which was 42,491,604 (2003 – 31,681,108).

The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation. Consequently, there is no difference between basic loss per common share and diluted loss per common share.

(thousands of Canadian dollars, except share and per share data)

## 23. SEGMENTED INFORMATION

As a result of the decision to dispose of the Company's Bits and Fishing Divisions resulting in discontinued operations treatment of these segments (Note 4), the Company now operates in one reportable segment, the Tools Division.

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

| | 2004 | 2003 |
|---|---|---|
| Revenue | | |
| Canada | $ 15,502 | $ 16,320 |
| United States | 30,643 | 28,215 |
| International | 18,592 | 17,358 |
| | $ 64,737 | $ 61,893 |
| Capital Assets | | |
| Canada | $ 24,301 | $ 24,265 |
| United States | 27,609 | 32,859 |
| International | 12,887 | 16,096 |
| | $ 64,797 | $ 73,220 |

## 24. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

## HEAD OFFICE

NQL Drilling Tools Inc.
1507-4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
website: www.nql.com

## DIRECTORS

S. Patrick Shouldice – Chairman (2)
Calgary, Alberta

Thomas R. Bates, Jr. (1)
Houston, Texas

John G. Clarkson (2) (3)
Calgary, Alberta

William J Myers (1)
Carbondale, Colorado

Kevin L. Nugent (3)
Calgary, Alberta

Dean G. Prodan (1) (2) (3)
Calgary, Alberta

(1) member of the audit and corporate governance committee
(2) member of the compensation committee
(3) member of the communications and disclosure committee

## OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Jeffrey B. Bennett
Vice President

Darren B. Stevenson
Corporate Controller

Susan J. Foote
Corporate Secretary

## BANKER

HSBC Bank Canada
Calgary, Alberta

## LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

## AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

## REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: (780) 232-2400
Facsimile: (780) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, telephone or fax

## INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Estevan, Saskatchewan
306-634-8828

UNITED STATES

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Corpus Christi, Texas
361-387-9100

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana
337-856-1060

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

INTERNATIONAL

Argentina
Neuquen
54-299-448-2808

Bolivia
Santa Cruz
5913-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511

Anaco
58-282-425-5478

Barinas
58-273-533-0808

For complete address and contact information see NQL's website at www.nql.com

ANNUAL REPORT 2004